File No. 812-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 TO EXEMPT CERTAIN BUSINESS DEVELOPMENT COMPANIES FROM THE MEANING OF THE TERM “ACQUIRED FUND” FOR PURPOSES OF FORM N-1A, FORM N-2, FORM N-3, FORM N-4 AND FORM N-6 UNDER THE INVESTMENT COMPANY ACT OF 1940

The Coalition for Business Development

and

Apollo Investment Management, L.P.

and

Ares Capital Management LLC

All Communications, Notices and Orders to:

Joseph D. Glatt
Chief Legal Officer, Secretary and Vice-President
Apollo Investment Corporation
Co-Founder, The Coalition for Business Development
9 West 57th Street
New York, NY 10019
Telephone: (212) 515-3450

and

Joshua M. Bloomstein
General Counsel
Ares Capital Corporation
Co-Founder, The Coalition for Business Development
245 Park Avenue, 44th Floor

New York, NY 10167
Telephone: (212) 750-7300

Copies to:
David W. Blass, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001
Telephone: (202) 636-5863
Facsimile: (202) 636-5502
Page 1 of 17 sequentially numbered pages (including exhibits)

September 4, 2018

UNITED STATES OF AMERICA
Before the
 SECURITIES AND EXCHANGE COMMISSION

In the Matter of: The Coalition for Business Development, Apollo Investment Management, L.P. and Ares Capital Management LLC File No. 812- Investment Company Act of 1940
APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 TO EXEMPT CERTAIN BUSINESS DEVELOPMENT COMPANIES FROM THE MEANING OF THE TERM “ACQUIRED FUND” FOR PURPOSES OF FORM N-1A, FORM N-2, FORM N-3, FORM N-4 AND FORM N-6 UNDER THE INVESTMENT COMPANY ACT OF1940

I.SUMMARY OF APPLICATION
The Coalition for Business Development (the “Coalition”), Apollo Investment Management, L.P. (“AIM”), Ares Capital Management LLC (“ACM”) and other Coalition members (collectively, the “Applicants”) hereby request a class order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting certain business development companies (“BDCs”) from the meaning of the term “Acquired Fund” for purposes of Form N-1A, Form N-2, Form N-3, Form N-4 and Form N-6 (the “Forms”) under the 1940 Act.1
In particular, the relief requested in this application would enable each investment company registered under the 1940 Act to make investments permitted by the 1940 Act in an exchange-traded BDC without including the BDC’s operating expenses in the registered investment company’s fee table. The Applicants submit that including such information in the fee table makes the fee table potentially misleading and inaccurate.2
The Applicants request relief only with respect to investments in a BDC’s publicly traded securities (“tradeable securities”), as defined in the proposed conditions below.

II.    STATEMENT OF FACTS AND BACKGROUND

A.	The Coalition
The Coalition is a national advocacy group formed by a diverse group of small businesses, BDCs and other financial institutions from around the United States, as well as providers of services to those business, BDCs and financial institutions. The Coalition’s objective is to protect and expand the funding sources available to small and mid-sized businesses in the United States and thereby to unlock job creation and economic opportunity for Main Street America. Apollo Investment Corporation and Ares Capital Corporation, managed by AIM and ACM, respectively, are members of the Coalition.
1 Unless otherwise indicated, all section references herein are to the 1940 Act and all references to a rule or form are references to rules and forms adopted under the 1940 Act.
2 Recently, BDCs have been at the forefront of legislative interest. In 2017, the House of Representatives Committee on Appropriations stated in its report:

“The SEC issued its [AFFE] rule in 2003 to deal with the “Funds of Funds” business models. As the law does not consider BDCs to be Funds of Funds, the SEC did not mention BDCs in the rule. Today the BDC industry has grown dramatically and the AFFE rule unnecessarily harms the industry. Retail investors benefit from having professional firms and indexes analyze BDC securities. However, retail investors are not being given adequate market protections because the AFFE rule prohibits BDC securities from inclusion in indexes, which results in fewer research analysts that cover the BDC industry.”

H.R. Report No. 115-234, at 69 (2017).

B.	Apollo Investment Management, L.P. (AIM)
AIM, a Delaware limited partnership that is registered under the Investment Advisers Act of 1940 (the “Advisers Act”), serves as the investment adviser to Apollo Investment Corporation (“AIC”) pursuant to an investment advisory agreement (the “AIC Investment Advisory Agreement”). AIC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. AIC has elected to be regulated as a BDC under the 1940 Act, has qualified and elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to qualify as a regulated investment company in the future.

Subject to the overall supervision of AIC’s board of directors, AIM manages the day-to-day operations of, and provides investment advisory and management services to, AIC. Under the terms of the AIC Investment Advisory Agreement, AIM determines the composition of AIC’s portfolio, the nature and timing of the changes to AIC’s portfolio, and the manner of implementing such changes, identifies, evaluates, and negotiates the structure of the investments AIC makes (including performing due diligence on AIC’s prospective portfolio companies); closes, monitors and, when and where applicable, restructures the investments AIC makes; and determines the investments and other assets that AIC purchases, retains or sells.

AIC’s investment objective is to generate current income and capital appreciation. AIC invests primarily in various forms of debt investments, including secured and unsecured debt, loan investments and/or equity in private middle-market companies. AIC may also invest in the securities of public companies and in structured products and other investments such as collateralized loan obligations and credit-linked notes. AIC’s portfolio is comprised primarily of investments in debt, including secured and unsecured debt of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $250 million. AIC’s portfolio also includes equity interests such as common stock, preferred stock, warrants or options.

AIC’s business and affairs are managed under the direction of a board of directors, which currently consists of ten members, six of whom are independent directors. AIC’s board has delegated daily management and investment authority to AIM pursuant to the AIC Investment Advisory Agreement.

C.    Ares Capital Management LLC (ACM)

ACM, a Delaware limited liability company that is registered under the Advisers Act, serves as the investment adviser to Ares Capital Corporation (“ARCC”) pursuant to an investment advisory agreement (the “ARCC Investment Advisory Agreement”). ARCC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. ARCC has elected to be regulated as a BDC under the 1940 Act, has qualified and elected to be treated as a RIC under Subchapter M of the Code, and intends to continue to qualify as a regulated investment company in the future.

Subject to the overall supervision of the board of directors, ACM manages the day-to-day operations of, and provides investment advisory and management services to, ARCC. Under the terms of the ARCC Investment Advisory Agreement, ACM determines the composition of ARCC’s portfolio, the nature and timing of the changes to ARCC’s portfolio, and the manner of implementing such changes; identifies, evaluates, and negotiates the structure of the investments ARCC makes (including performing due diligence on ARCC’s prospective portfolio companies); closes, monitors and, when and where applicable, restructures the investments ARCC makes; and determines the investments and other assets that ARCC purchases, retains, or sells.
ARCC’s investment objective is to generate both current income and capital appreciation through debt and equity investments. ARCC invests primarily in U.S. middle-market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. ARCC invests principally in first lien (including “unitranche” loans, which combine both senior and mezzanine debt, generally in a first lien position) and second lien senior loans and mezzanine debt. To a lesser extent, ARCC also makes preferred and/or common equity investments, which have generally been non-control equity investments of less than $20 million (usually in conjunction with a concurrent debt investment). ARCC’s investments in corporate borrowers generally range between $30 million and $450 million each and investments in project finance/power generation projects generally range between $10 million and $200 million each.
ARCC’s business and affairs are managed under the direction of a board of directors, which currently consists of nine members, five of whom are independent directors. ARCC’s board has delegated daily management and investment authority to ACM pursuant to the ARCC Investment Advisory Agreement.

D.	Acquired Fund Fees and Expense Disclosure
In 2006, the Commission adopted amendments to Form N-1A to require each registered open-end investment company investing in another investment company registered under the 1940 Act to include in its prospectus fee table a line item entitled “Acquired Fund Fees and Expenses” (“AFFE”).3 Under amended Item 3 of Form N-1A, for example, an acquiring investment company (“acquiring fund”) must, among other things, aggregate the amount of total annual fund operating expenses of securities issued by acquired investment companies (“acquired funds”) and express the total amount as a percentage of average net assets of the acquiring fund.4
3 Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006), available at: http://www.sec.gov/rules/final/2006/33-8713.pdf.
4 In addition to Form N-1A, which is the registration form used by open-end management investment companies, the Applicants are seeking exclusion of tradeable BDCs from the meaning of the term “Acquired Fund” on other Forms under the 1940 Act. N-2 is the registration statement used by closed-end management investment companies. N-3 is the registration statement of separate accounts organized as management investment companies. N-4 is the registration statement of separate accounts organized as unit investment trusts. N-6 is the registration statement for separate accounts organized as unit investment trusts that offer variable life insurance policies.

E.	Business Development Companies Subject to the Relief
BDCs are regulated under the 1940 Act.5 BDCs are structured as closed-end funds and elect to be regulated under the “business development company” provisions of the 1940 Act.6 These provisions of the 1940 Act are intended to promote access to capital by companies that may not have access to other sources of capital. Indeed, the U.S. Congress (“Congress”) created BDCs in 1980 to fuel job growth and assist emerging U.S. businesses in raising funds.
The Applicant’s requested relief would apply only to investments in a BDC’s tradeable securities.7 Similar to other operating companies, BDCs that issue tradeable securities must file periodic reports under the Securities Exchange Act of 1934 (the “Exchange Act”), including Form 10-Ks and Form 10-Qs, which include the BDC’s statement of operations, schedule of investments and other financial statements.

F.	BDC Expenses
A BDC’s expenses are reported on its statement of operations. These expenses include compensation, real estate and other operating expenses. The statement of operations calculates a BDC’s net investment income as the difference in revenues minus these operating expenses. The BDC’s net asset value (“NAV”) is reported on the statements of assets and liabilities and is calculated as total assets minus total liabilities.
III.    REQUEST FOR ORDER

A.	Section 6(c) of the 1940 Act
Section 6(c) of the 1940 Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such
5 Section 2(a)(48) of the 1940 Act defines a BDC as any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.
6 Id.
7 All references in this application to BDCs are intended to refer to BDCs with tradeable securities, unless the context requires otherwise.

exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.8

B.	Benefits of BDCs to the U.S. Economy and Investors
Congress established BDCs in 1980 to make capital available to small, developing and financially troubled companies that do not have ready access to the public capital markets or other forms of conventional financing.9 BDCs must invest a certain amount of their assets in eligible portfolio companies, typically U.S. issuers that are either privately owned or have less than $250 million in market capitalization.10
While not limited to debt investments, BDCs’ primary role in the economy to date has been to provide debt financing to companies, primarily in the small and middle markets, that may find it difficult to obtain traditional bank financing. These small and medium-sized businesses are vital to promoting job formation and growth of the U.S. economy as a whole. This role has only increased in recent years as banks have pulled back from middle-market lending in the face of stricter post-financial crisis capital requirements.
As their statutory mandate contemplated, BDCs have sought to expand their role and fill this void. They have had some success, managing over $50 billion as of April 1, 2017, while the number of publicly traded BDCs has grown to more than 50 as of that same date.11 A supportive equity market, in the form of access to retail and institutional investors, is critical to fully realize Congress’s goal in creating BDCs, and the staff’s application of the AFFE rule has inadvertently limited BDCs’ potential to do just that.
8 The Commission has used substantively identical authority under the Exchange Act to issue class orders. See, e.g., Order Granting Limited and Conditional Exemption Under Section 36(a) of the Securities Exchange Act of 1934 from Compliance with Interactive Data File Exhibit Requirement in Forms 6-K, 8-K, 10-Q, 10-K, 20-F and 40-F to Facilitate Inline Filing of Tagged Financial Data, 81 Fed. Reg. 39741 (June 17, 2016); Temporary Exemptions and Other Temporary Relief, Together with Information on Compliance Dates for New Provisions of the Securities Exchange Act of 1934 Applicable to Security-Based Swaps, 76 Fed. Reg. 36287 (June 22, 2011); Joint Order To Exclude Indexes Composed of Certain Index Options From the Definition of Narrow-Based Security Index Pursuant to Section 1a(25)(B)(vi) of the Commodity Exchange Act and Section 3(a)(55)(C)(vi) of the Securities Exchange Act of 1934, 74 Fed. Reg. 61116 (Nov. 23, 2009); Self-Regulatory Organizations; Notice of Filing of Proposed Rule Change by the New York Stock Exchange, Inc. Relating to Proposed Changes to Exchange Rules 440F (“Public Short Sale Transactions Effected on the Exchange”) and 440G (“Transactions in Stocks and Warrants for the Accounts of Members, Allied Members and Member Organizations”), 70 Fed. Reg. 3758 (Jan. 26, 2005).
9 Small Business Investment Incentive Act of 1980, H.R. 7554, 96th Cong. (1980), amending the 1940 Act.
10 Definition of Eligible Portfolio Company under the Investment Company Act of 1940, Investment Company Act Release No. 27538 (May 15, 2008), available at: https://www.sec.gov/rules/final/2006/ic-27538.pdf.
11 To give just one example, ARCC invested in OTG Management, Inc. (“OTG”), a founder-owned operator of full service sit-down and quick service restaurants, bars, lounges, gourmet markets, and news and gift shops in U.S. and Canadian airports. OTG had been awarded a contract to build and operate the food and beverage concessions at the new Terminal 5 at New York’s JFK International Airport. As a small company with limited operating history, OTG had been unable to obtain financing from traditional lenders. ARCC stepped in to provide OTG with much-needed capital, as well as management expertise and support, to assist OTG in continuing to grow its business. BDCs have the potential to create far more success stories, like OTG’s, but the AFFE rule is hampering their ability to do so.

In addition to their unique and valuable capital formation role, investments in BDCs provide many benefits to investors. Investors frequently find BDCs to be attractive and diversified investments, particularly in the current low-interest-rate environment. BDCs provide access to an asset class typically only accessible to institutional and wealthy investors through private funds, and they provide access to such investments in a liquid structure through exchange-traded shares. BDCs pay out strong dividends, making them attractive to income-seeking investors, such as retirees. And they accomplish this in an efficient, flow-through tax structure.

C.	Need for Relief
As discussed above, the primary role of BDCs in the economy to date has been to provide debt financing to companies, primarily in small and middle markets, that may find it difficult to obtain traditional bank financing. These small and medium-sized businesses are vital to promoting job formation and growth of the U.S. economy as a whole.
The relief requested is needed for two primary reasons:

(i)	mutual fund investors are harmed by application of the AFFE rule to investments in a BDC’s tradeable securities because

•
the artificial exclusion of components of indices that are consistent with the investment objectives of the indices, as a consequence of the application of the AFFE rule to BDCs, has caused a dramatic reduction in institutional ownership in BDCs, limiting BDCs’ ability to support the funding needs of businesses, as Congress intended;

•	the AFFE rule results in limited access to pooled investments in BDCs;

•	institutional owners’ participation in governance of BDCs has been significantly hampered and consequently has negatively impacted retail shareholders; and

(ii)
application of the AFFE rule to investments in a BDC’s tradeable securities requires a double-counting of the BDC operating expenses, resulting in grossly overstated expenses of funds that invest in BDCs, and potentially misleads mutual fund investors.

We discuss the rationale of each of these in turn below.

(i)	Mutual fund investors are harmed by application of the AFFE rule to investments in BDCs’ tradeable securities.
As a consequence of the application of the AFFE rule to BDCs, index providers removed BDCs from indices, causing a dramatic reduction in institutional ownership. In 2014, the MSCI, Russell and S&P indices all removed BDCs from their respective indices primarily because of the AFFE rule disclosure requirement.12 In all, the decisions by these index providers affected more than 30 BDCs, and BDC index performance in 2014 showed a negative result.13 From September 2012 to December 2014, 46% of institutional investors (a total of 263 investors) in the BDC space sold 75% or more of their position.14
Investors in mutual funds that track an index seek to generate exposure to that index. The AFFE rule’s application to BDC investments has resulted in a regulatory distortion of the indices. BDCs were removed from the indices due solely to a regulatory requirement – not because of any decision of whether BDCs as a group qualify for the index. As a result, mutual fund investors do not, today, receive the exposure they would experience but for the regulatory intervention.
Mutual fund investors have also been harmed by the AFFE rule’s impact on capital markets. Due to the unnecessary consolidation of BDC expenses into the acquiring fund’s expense ratio, it is very challenging in a competitive mutual fund environment for portfolio managers to consider investments in BDCs because a large emphasis is placed on reported mutual fund expenses. The challenges portfolio managers face when deciding whether to invest in BDCs has thus harmed mutual fund investors.
The removal of BDCs from these prominent indices has further reduced institutional share ownership in BDCs – leading to approximately a 13% decline of institutional ownership from 2012 to 201415 – which has resulted in reduced BDC share liquidity, increased capital raising costs and reduced investor choice for BDC investment options. Access to the capital markets is of particular importance for BDCs because they are limited in their ability to retain capital. This is because BDCs are required to distribute a minimum of 90% of their taxable earnings annually and, as a practice, they typically pay out dividends at a relatively stable level.
Further, neither the 2006 proposing release nor the Commission’s release accompanying the adoption of the AFFE rule16 contemplated the impact of disclosure of AFFE on BDCs or made any express reference to the AFFE disclosure applying to a registered fund’s purchase of shares of a BDC. The Applicants understand that, subsequent to the issuance of the AFFE
12 See Removal of BDCs from Indices May Reduce Equity Access, Fitch Ratings (Mar. 13, 2014), https://fitchratings.com/gws/en/fitchwire/fitchwirearticle/Removal-of-BDCs?pr_id=823651.
13 CEFA’s Closed-End Fund Universe (Dec. 31, 2014).
14 S&P Global. Institutional ownership excludes ownership by banks or investment banks. The analysis includes BDCs with a market capitalization of $300 million or greater as of December 31, 2017 and that were publicly traded on September 30, 2012.
15 Id. Calculated as aggregate shares owned by institutional owners divided by aggregate shares outstanding as of the respective periods. Institutional ownership excludes ownership by banks or investment banks. The analysis includes BDCs with a market capitalization of $300 million or greater as of December 31, 2017 and that were publicly traded on September 30, 2012.

For example, as of September 30, 2012, 52% of the shares of ARCC were held by institutional investors. By September 31, 2017, institutional ownership decreased to 41%. This is reflective of the industry at large. As of September 30, 2012, 46% of the shares of exchange-traded BDCs were held by institutional investors. As of September 30, 2017, only 34% of shares of exchange-traded BDCs were held by institutional investors.
16 See Fund of Funds Investments, 71 Fed. Reg. 36640 (June 27, 2006).

amendments, the Commission’s staff applied the AFFE disclosure requirements to investments in securities issued by BDCs. The staff, however, did not apply AFFE disclosure requirements to very similar investment products, such as REITs, as discussed below. More importantly, the staff applied the AFFE rule relating to BDCs without considering the effect of such application on investors or BDCs, in particular BDCs that issue tradeable securities. Furthermore, neither the proposing release nor the adopting release for the AFFE rule made any explicit reference to, nor analyzed the effect of, the AFFE disclosure requirement applying to a registered fund’s purchase of a BDC’s tradeable securities, which are treated similarly to an operating company’s tradeable securities.
The significant decline of institutional ownership of BDCs described above also has negatively affected BDCs’ retail shareholders. One of the most respected research analysts on the BDC sector examined voting participation rates in BDCs and concluded that retail shareholders get better governance from the BDCs they are invested in when the BDCs have strong and significant institutional ownership.17 Conversely, governance suffers when institutional ownership is lower. Institutional ownership and investment is imperative for providing access to capital for BDCs, which in turn supports the liquidity of BDC shares, leads to improved corporate governance for retail shareholders and provides greater protection for all BDC shareholders, both retail and institutional.
The result of the foregoing is that BDCs are less able to meet their statutory mission of providing funding sources to small businesses and other companies that do not have ready access to more traditional sources of capital.

(ii)	Application of the AFFE disclosure with respect to a BDC with tradeable securities is inappropriate.
The application of the AFFE disclosure requirement to BDCs with tradeable securities distorts and overstates the expenses of mutual funds and other registered funds when those funds
17 Wells Fargo Securities Equity Research, “The 1Q17 BDC Scorecard” (Jan. 18, 2017) (“[L]ower institutional ownership led to a much less engaged shareholder base, which, in turn, led to much less corporate governance on behalf of retail investors. . . . Large institutional investors are often much better about actively vetting corporate/board proposals”).

invest in BDCs.18 Long-established, traditional valuation techniques dictate estimating a firm’s intrinsic value by valuing the assets in its portfolio.
The accepted approach is to conduct a discounted cash flow analysis to value all the assets in the portfolio. As outlined by one of the foremost authorities on valuation, Gaughan et al., “The discounted future cash flows approach to valuing a business is based on projecting the magnitude of the future monetary benefits that a business will generate.” The earnings or cash flows for each asset, which are calculated net of expenses, are discounted back to present value to determine the intrinsic value of the company.
Public share prices reflect a firm’s intrinsic value. According to Koller et al., another authority on valuation, “Valuation levels for the stock market as a whole clearly reflect the underlying fundamental performance of companies in the real economy. . . . Our studies indicate that, in most cases and nearly all the time, managers can safely assume that share prices reflect the markets’ best estimate for intrinsic value.”
When an acquiring fund purchases a mutual fund, shares are purchased at the acquired fund’s NAV. The NAV reflects the portfolio asset values but does not capitalize the present value of the future management fees, and these future management fees will represent a reduction in the investor’s returns. Conversely, when an acquiring fund purchases a BDC at the traded price of its securities, that price already reflects future expenses (adjusted to present value). The BDC’s trading price will already reflect its operating expense structure, which in turn will reduce the total return of the acquiring fund’s investment in the BDC. Reflecting these expenses again under the AFFE rule results in double-counting a BDC’s expenses, and hence the AFFE rule
18 Disclosure in a recent Vanguard prospectus illuminates the point. In providing a rationale for an acquiring fund’s expense ratio, the prospectus explained, “Like an automaker, retailer, or any other operating company, many BDCs incur expenses such as employee salaries. These costs are not paid directly by a fund that owns shares in a BDC, just as the costs of labor and steel are not paid directly by a fund that owns shares in an automaker.” See Vanguard Explorer Fund Prospectus, “Plain Talk About Business Development Companies and Acquired Fund Fees and Expenses” (Feb. 23, 2018).

The Vanguard prospectus went on to say that an acquiring fund is nevertheless required to include BDC expenses in an acquiring fund’s expense ratio, and to explicitly state that “[t]he expense ratio of a fund that holds a BDC will thus overstate what the fund actually spends on portfolio management, administrative services, and other shareholder services by an amount equal to these Acquired Fund Fees and Expenses.” Id.
The VanEck Vectors BDC Income ETF (Ticker: BIZD), which tracks an index comprised almost entirely of BDCs, also provides an example of how the AFFE rule forces an acquiring fund to overstate its expense ratio. The ETF’s fee table in its most recent prospectus lists a gross operating expense of 9.49%. That number massively overstates the fund’s actual gross expenses of 0.49%, as reflected in the ETF’s annual report for the fiscal year ended April 30, 2018 (the period reflected in the ETF’s fee table). The AFFE rule’s application to investments in BDCs required a dramatically large overstatement of this fund’s expenses in its prospectus, and therefore a significant financial disclosure discrepancy. See VanEck Vectors BDC Income ETF Prospectus, “Fund Fees and Expenses” (Sept. 1, 2018).
As demonstrated by the Vanguard disclosure and the Van Eck example, including BDC expenses in an acquiring fund’s fee ratio overstates the acquiring fund’s expenses and provides misleading and inaccurate information to investors.

disclosure requirements will result in significantly overstating acquiring fund expense ratios.19 Such disclosure provides misleading and inaccurate information to investors.
The inclusion of BDC expenses in AFFE disclosure also does not provide any greater understanding about the cost of investing in registered funds that invest in BDCs with tradeable securities, thereby misleading the acquiring fund’s investors. Such a BDC’s fees and expenses are not direct costs paid by the acquiring fund’s shareholder, nor are they used to calculate the acquiring fund’s net asset value. As it relates to tradeable securities, the fees and expenses of a BDC have no impact on the costs associated with the operations of an acquiring fund other than with respect to the trading price of those securities. Those fees and expenses, furthermore, are not included in the acquiring fund’s financial statements, which provide a clearer picture of the acquiring fund’s actual operating costs in comparison to a fee table.
The Applicants note that the Commission’s policy rationale for adopting the AFFE rule does not apply to investments in BDCs’ tradeable securities. When adopting the AFFE rule, the Commission stated that its primary goal was to provide investors with a greater understanding of the actual costs of investing in a fund whose investments included shares of other “traditional investment funds,” as some of those other funds have their own expenses that may be equal to or higher than the acquiring fund. The Commission further stated that the disclosure requirement would allow investors to compare their investment opportunities, such as investing in alternative funds of funds or traditional funds. Rather than further this policy objective, the AFFE disclosure requirement for tradeable BDCs reduces investor understanding by incorrectly implying that there are additional costs associated with these BDC investments.
The Applicants emphasize that BDCs are uniquely situated because their Congressional mandate is to make capital available to small, developing and financially troubled companies that do not have ready access to the public capital markets or other forms of conventional financing. BDCs make loans to and investments in such companies, as well as provide managerial support and assistance, all of which require a very significant infrastructure to support operations.
Finally, BDCs are similar to real estate investment companies (“REITs”), both of which are characterized as nontraditional investments that are designed to provide yield to investors. BDCs and REITs are taxed identically under Subchapter M of the Code, and, due to these similarities, they are often accepted in the same distribution channels. A REIT’s fee and expense structures are materially identical to those of BDCs. The staff, rightly, does not apply AFFE disclosure to an acquiring fund’s investment in securities issued by REITs. The Applicants note it is incongruous to exclude REITs but not BDCs from the meaning of the term “Acquired Fund” and request that BDCs be excluded because they function like operating companies and not like traditional investment vehicles, which were at the heart of the Commission’s policy rationale for the requirement of the AFFE disclosure.
19 See id. The distortive effect of BDC AFFE disclosure can also be seen on the Russell 2000 Index. In 2013, BDCs represented roughly 1.2% of the Russell 2000 Index, yet BDCs increased the expense ratio of the overall index by 25% (from 20 to 25 base points). See Wells Fargo Securities Equity Research, “The 1Q17 BDC Scorecard” (Jan. 18, 2017).

D.	Requested Order
Solely for the purposes of the requested relief, the Applicants seek an exemption for exchange-traded BDCs from the meaning of “Acquired Fund” for the purposes of the following Forms: Form N-1A, Form N-2, Form N-3, Form N-4 and Form N-6. The Applicants believe that the Order requested in this application would, if granted, be consistent with other SEC practice. For example, Commission staff do not apply the AFFE disclosure requirement to very similar investment products, such as REITs.
The requested relief will result in more accurate expense information being provided to investors, satisfying the Commission’s primary purpose for adopting the AFFE disclosure rule. The requested relief will also help attract institutional ownership of BDCs, which will benefit retail investors and the capital markets by allowing BDCs to provide greater support for capital formation and capital deployment to lower and middle-market companies. Remedying the current inclusion of BDCs in AFFE disclosure requirements will also promote beneficial corporate governance practices.
IV.    PROPOSED CONDITIONS OF EXEMPTIVE ORDER
The Applicants agree that any Order granting the requested relief shall be subject to the following conditions:

(a)     The relief is only applicable to investments in BDCs’ tradeable securities, which are securities issued by a BDC that:

(i)	were offered in an offering registered under the Securities Act of 1933;

(ii)	are subject to issuer reporting requirements under the Exchange Act;

(iii)	trade on a national securities exchange that has registered with the Commission under Section 6 of the Exchange Act; and

(iv)	are not subject to restrictive agreements with the issuer or other security holders.
(b)     Acquiring funds that are required to disclose AFFE pursuant to the Forms (“Acquiring Funds”) will include disclosure in such fund’s prospectus about the fees associated with investing in BDCs. The Acquiring Funds will include the disclosure within the narrative risk disclosure.20 The disclosure will explain that when an Acquiring Fund purchases a BDC at its market price, the BDC’s trading price reflects its operating expense structure, which in turn will reduce the total return of the Acquiring Fund’s investment in the BDC.

20 Open-end funds that file on Form N-1A would include this disclosure in response to Item 4(b)(1), for example.

V.    AUTHORIZATIONS REQUIRED BY RULE 0-2
Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this application on behalf of such Applicant is fully authorized to do so. All requirements for the execution and filing of this application have been complied with, and the persons executing and filing this application are fully authorized to do so. All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this application.
The verification required by Rule 0-2(d) under the 1940 Act is attached to this application as Exhibit A. The name and address of Applicant and the name and address of the person to whom questions regarding this application should be directed, as required by Rule 0-2(f), are set forth herein.

VI.    REQUEST FOR ORDER OF EXEMPTION
For the foregoing reasons, Applicants request that the Commission enter an Order under Section 6(c) granting Applicants the relief sought by the application. Applicants submit that the requested exemption is consistent with the protection of investors.
Dated: September 4, 2018

APOLLO INVESTMENT MANAGEMENT, L.P.

By:	/s/ Joseph D. Glatt
Name: Joseph D. Glatt
Title: Authorized Signatory

ARES CAPITAL MANAGEMENT LLC

By:	/s/ Joshua M. Bloomstein
Name: Joshua M. Bloomstein
Title: Authorized Signatory

EXHIBIT A

VERIFICATION
The undersigned states that he has duly executed the attached application dated September 4, 2018 for and on behalf of APOLLO INVESTMENT MANAGEMENT, L.P.; that he is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

APOLLO INVESTMENT MANAGEMENT, L.P.

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Title: Authorized Signatory

VERIFICATION
The undersigned states that he has duly executed the attached application dated September 4, 2018 for and on behalf of ARES CAPITAL MANAGEMENT LLC; that he is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ARES CAPITAL MANAGEMENT LLC

By:	/s/ Joshua M. Bloomstein
Name: Joshua M. Bloomstein
Title: Authorized Signatory